August 19, 2025

Sean McClain
Chief Executive Officer
Absci Corporation
18105 SE Mill Plain Blvd
Vancouver, WA 98683

       Re: Absci Corporation
           Registration Statement on Form S-3
           Filed August 12, 2025
           File No. 333-289541
Dear Sean McClain:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Maggie Wong